Petsec Energy Ltd
ACN 000 602 700
13th October 2006
Karl Hiller
Branch Chief
Division of Corporation Finance
United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Petsec Energy Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed May 22, 2006
File No. 1-4101
Dear Mr. Hiller:
     We respectfully submit this response addressing comments received by your letter dated September 14, 2006 regarding the above-referenced filing. Set forth below are your numbered comments followed by our responses.
Form 20-F for the Fiscal Year Ended December 31, 2005
Risk Factors, page 8
1.	If you do not operate a material portion of your wells or are dependent on facilities owned by others, please amend your filing to include this as a risk factor, explaining how it has affected you in the past and how it may affect your operations and results in the future.

We currently operate all of our producing wells. Our general strategy and preference is to be the operator of our wells. In the past, we have participated in wells that were operated by other owners. However, these were not a material portion of our wells.

We are dependent on facilities that are operated or owned by others. As explained in Overview in Item 5 on page 23 of our Form 20-F, Hurricane Rita caused significant damage to third party owned or operated facilities that we rely on to transport or process our production. We believe this risk is adequately described in “Our operations are exposed to the additional risk of hurricanes and other tropical weather disturbances.” on page 10 of our Form 20-F.
Level 13, Gold Fields House, 1 Alfred Street, Sydney NSW 2000, Australia
PO Box R204, Royal Exchange NSW 1225, Australia
Telephone (61 2) 9247 4605 Facsimile (61 2) 9251 2410
Company information is available on: www.petsec.com.au

The loss of key personnel could adversely affect our ability to operate..., page 8
2.	Please amend your filing to remove the mitigating language in this risk factor.

We will remove the mitigating language in this risk factor in future filings.
Our operations are exposed to the additional risk of hurricanes..., page 10
3.	Please expand this risk factor to describe damages that have been incurred in the past due to weather, and to disclose the related effects it had on your oil and gas production, lost revenues and derivative losses.

We believe that the related effects have been adequately disclosed elsewhere in Form 20-F. For example, under the risk factor titled “Our hedging activities may limit our potential income and liquidity” on page 9 we explained that shut-ins caused by Hurricane Rita resulted in derivative losses of $4.6 million. Under the “Overview” of operating results on page 23 we explained that shut-ins caused by Hurricane Rita resulted in the deferral of 1.0 to 1.5 Bcfe of production to periods after 2005 and again explained that the shut-ins resulted in $4.6 million of derivative losses.
Information on the Company
China, page 14
4.	Please amend your filing to remove the reference here and elsewhere in the filing to the recoverable oil volumes net and gross for the 12.8 West and East fields. As these do not represent proved reserves, disclosure is precluded under Instruction 1(b) (ii) to Item 4.D) of the Form 20-F guidance.

We acknowledge that this information should be precluded and will remove all references to “recoverable” reserves in future filings. It is common for companies in Australia to include proved and probable “recoverable” volumes in their public filings.

5.	Please amend your filing to remove the reference here and elsewhere in the filing to the gross and net recoverable oil and potential volumes attributed to the 6.12 South prospect.

As noted in the response to comment # 4, this information will be removed in future filings.
Level 13, Gold Fields House, 1 Alfred Street, Sydney NSW 2000, Australia
PO Box R204, Royal Exchange NSW 1225, Australia
Telephone (61 2) 9247 4605 Facsimile (61 2) 9251 2410
Company information is available on: www.petsec.com.au

6.	We note the 48 percent increase in net oil and gas reserves from 2004 to 2005. Please provide us with the justification for this increase.

Please be advised supplementally as follows. The following table represents additional reserve information:

	Net Proved		Extensions,		Net Proved
	Reserves At	Revisions of	Discoveries,		Reserves At
	December 31, 2004	Previous Estimates	and Other Additions	Production	December 31,	Year on Year
Field Name	Bcfe	Bcfe	Bcfe	Bcfe	2005	Percentage Increase

Total Net Proved Reserves	12.647	4.615	7.994	(6.454)	18.807	48.707%

(1)	During the second quarter of 2005, the Company drilled three successful exploration wells on the Main Pass 19 lease in the Gulf of Mexico, USA. In December 2005, The Company drilled a successful development on the Main Pass 19 lease. Petsec owns a 55% working interest in the wells. The total extension, discoveries, and other additions attributed to the Main Pass 19 wells were 7.994 Bcfe. There were no proved reserves attributed to Main Pass 19 at December 31, 2004.
Elsewhere in the document, we have disclosed that we drilled three successful exploration wells at Main Pass 19 during 2005 and a successful development well on the lease had also reached its targets in December 2005.

Although we had a relatively modest 2005 increase in reserves as measured in absolute volumes, the percentage increase was high because our beginning reserves were only 12.6 Bcfe.

7.	Please expand your disclosure to include the U.S. definition of proved reserves as found in Appendix A to Form 20-F.

The U.S. definition of proved reserves is contained within our GLOSSARY OF CERTAIN INDUSTRY TERMS. However, in future Forms 20-F, we will include the Form 20-F definition with our table of oil and natural gas reserves.
Operating and Financial Review and Prospects, page 22
8.	Please tell us if production taxes are included in your average production cost per Mcfe.

Please be advised supplementally that Petsec does not pay production taxes on any of its current producing wells and this will be disclosed in future filings.
Results of Operations
Hedging Transactions, page 26
9.	Please tell us the percentages of your current and future production you have hedged.

Please be advised supplementally as follows. During 2005, we hedged approximately 42% of our natural gas sales. We estimate that the outstanding hedges in place at December 31, 2005 were on approximately 25% to 35% of our 2006 projected production.
Level 13, Gold Fields House, 1 Alfred Street, Sydney NSW 2000, Australia
PO Box R204, Royal Exchange NSW 1225, Australia
Telephone (61 2) 9247 4605 Facsimile (61 2) 9251 2410
Company information is available on: www.petsec.com.au

Trend Information, page 29
10.	Please expand your disclosure to explain the basis for the amount of future production forecasted in your reserve report, and how these quantities compare to production levels achieved in the past periods. Disclose how much of the anticipated change is dependent on the drilling of additional wells, estimated costs to be incurred, and any implications of this uncertainty.

Please be advised supplementally as follows. Our expectation for higher production in 2006 was primarily based on the six wells at Main Pass 19 that we put into production in the first half of 2006.

All six wells are currently on production and production is still expected to be approximately 25% higher in 2006 than 2005. Essentially all of the expected increase in production is based solely on these wells. Elsewhere in the document, we have disclosed that we expect to spend approximately $20.3 million in 2006 to complete the drilling and development of Main Pass 19/18 ($1.0 million on the first three wells and facilities and $19.3 million on the four-well drilling program that commenced in December 2005). The 2006 estimated expenditures include costs to drill and complete the Main Pass G-6 well, which we have not yet put into production.
Financial Statements
Supplemental Oil and Gas Disclosures, page F-26
Estimated Net Quantities of Oil and Natural Gas Reserves, page F-26
11.	Please expand your disclosure to fully explain your significant year to year reserve changes.

See our response to the Staff’s comment # 6 above.
The Standardized Measure of Discounted Future Net Cash Flows, page F-28
12.	If future development costs are material, please revise your document to include them as a separate line item to comply with the guidance in paragraph 30(b) of SEAS 69. If you believe such costs are not significant, tell us the amounts and the manner by which you have formulated this view.

We propose that the future production and development costs will be separated in the supplemental note as follows:

		Year ended
	December	December	December
	31	31	31
	2003	2004	2005
	(U.S. Dollars, in thousands)
Future production costs	(7,802)	(6,605)	(19,588)
Future development costs	(13,283)	(7,862)	(17,961)

Future production and development costs (as per Form 20F)	(21,085)	(14,467)	(37,549)

Level 13, Gold Fields House, 1 Alfred Street, Sydney NSW 2000, Australia
PO Box R204, Royal Exchange NSW 1225, Australia
Telephone (61 2) 9247 4605 Facsimile (61 2) 9251 2410
Company information is available on: www.petsec.com.au

Closing Comments
As requested by the Staff comment letter, we hereby acknowledge the following:
•	Petsec Energy Ltd. (“Petsec”) is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Petsec’s filings; and

•	Petsec may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any question or comments regarding the items noted above, please contact the undersigned at 337-216-2221.

Very Truly Yours,
/s/ Fiona Robertson
Fiona Robertson
Chief Financial Officer

cc: James Murphy
Level 13, Gold Fields House, 1 Alfred Street, Sydney NSW 2000, Australia
PO Box R204, Royal Exchange NSW 1225, Australia
Telephone (61 2) 9247 4605 Facsimile (61 2) 9251 2410
Company information is available on: www.petsec.com.au